Rebornne (USA) Inc. L24, 120 Albert St, Auckland Central, New Zealand 1010 T: 0064-9-9098886 F: 0064-9-9098899 Email: rebornne@gmail.com

April 22, 2011

Via EDGAR
Sirimal R. Mukerjee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rebornne (USA) Inc.
Form 10-KT for Transition Period Ended March 31, 2010
Filed October 7, 2010
Current Report on Form 8-K
Filed June 7, 2010
File No. 1-32690

Dear Mr. Mukerjee,

We are in receipt of your comment letter dated March 23, 2011 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

General

1.	Where comments on a filing also relate to disclosure in another filing, please make parallel changes to all affected filings. This will eliminate the need for us to repeat similar comments.

ANSWER:
Upon your review of this response letter and rendering no further comments, we will make changes to all disclosures in the filings related to your following comments upon your acceptance of our responses as follows.

Form 10-KT for Transition Period Ended March 31, 2010

Products and Services, page 2

2.	Provide objective, third party support for the following statements.

•	"there is considerable market demand for colostrums from New Zealand, as they are considered as a valuable product in China;" and

•	"the milk powder market is one of the most lucrative segments in the dairy market."

ANSWER:	We will provide the third party support for the above statements as following in the amended Form 10-KT and Form 8-K:

Based on the following web link, the Colostrums is very popular in China and other countries. The link showed an experience of a supplement products exporter story and his point of view: http://www.nzherald.co.nz/business/news/article.cfm?c_id=3&objectid=10535511

Based on the statistics from the China Custom and Border Office in the year as of September, 2010, the imported dairy products (including the milk powder) from foreign countries to China kept increasing.  http://futures.hexun.com/2010-11-23/125774737.html

Investigation showed that, the biggest cities in China i.e. Shanghai, Beijing and Guangzhou, more than 80% population in these cities choose to consume imported infant milk powder formula rather than domestic products http://www.foods1.com/content/73416/ and imported infant formula is getting more popular than China domestic products http://wenku.baidu.com/view/3d65350490c69ec3d5bb75df.html.

According to the New Zealand National Statistic Office national statistical office, as of March, 2011, there was a largest increase in exports in the milk powder products to foreign countries.  http://media.nzherald.co.nz/webcontent/document/pdf/201114/OverseasMerchandiseTradeFeb11HOTP.pdf

There were examples of companies in New Zealand engaging in baby milk powder products exportation to Asia making high profits:
http://www.nzherald.co.nz/business/news/article.cfm?c_id=3&objectid=10559115

The link provided is a view of colostrums which is a considerable market in New Zealand http://www.nzherald.co.nz/business/news/article.cfm?c_id=3&objectid=10582412 and the milk powder is considered one of the biggest export commodities in New Zealand http://www.nzherald.co.nz/business/news/article.cfm?c_id=3&objectid=10715656

Exhibits. Financial Statement Schedules, page 26

3.
Please revise your disclosure to indicate whether you have any agreements with your manufacturers and dealers. If so, please provide the basis for not filing such agreements. See Item 601(b) (10) of Regulation S-K.

ANSWER:
Before January 2011, we had no agreement with any manufacturers or dealers. We will indicate the same in the amended Form 10-KT and Form 8-K. Since January 2011, we entered into Regional Distribution Agreement with our distribution agent. A copy of the translated template agreement is attached in this letter as Exhibit #1 for your reference. We currently do not have any other material agreements with manufacturers or dealers.

We will include such agreement in our annual report for the year ended March 31, 2011.

Current Report on Form 8-K

General

4.
We note that you conduct your operations through your wholly-owned PRC companies. Please provide your analysis, including whether you have been advised by counsel, as to whether current PRC regulations restrict or prohibit foreign investment in domestic companies engaging in your business operations.

ANSWER:
Our two (2) wholly owned PRC subsidiaries, Rebornne (Guangzhou) Dairy Company and Rebornne (Shenzhen) Dairy Company, are wholly foreign owed entities (the “WFOE”) in China, wholly owned by our subsidiaries Rebornne New Zealand Limited. In China, the WFOE is incorporated under the Wholly Foreign-Owned Enterprise Law, Catalogue for the Guidance of Foreign Investment Industries (Amended in 2007) and other related laws and regulations. Our above two (2) PRC subsidiaries were approved at the time of their incorporations under the above mentioned laws and regulations, including the tax filing requirements for wholly foreign owned companies in China, and there is no investment restriction or limits for foreign companies to engage in the milk powder formula industry in China.

5.
Please revise your disclosure to provide the source for your disclosure relating to market figures and statistics. For example, and without limitation, we note your disclosure at page 3 relating to the size and growth rate of the Chinese dairy market.

ANSWER:	We will delete the statements of “… Currently, the Chinese dairy market exceeds US$13 billion, and is predicted to grow at a rate of 15% annually” in the Form 8-K and Form 10-KT.

Risk Factors, page 9

The recent nature and uncertain application.... page 13

6.	Please revise your disclosure to clarify who Longkang and its stockholders are and their relationship to you or your affiliates.

ANSWER:
We will revise the above risk factor statement to delete the statements in connection with “Longkang” and to state in the event that any of our customers and/or suppliers fails to perform their contractual obligations with us, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that we may be unable to obtain these remedies. And the legal environment in China is not as developed as in other jurisdictions.

We will also revise the same in the Form 10-KT filed on October 7, 2010.

Management's Analysis and Discussion of Financial Condition and Results of Operations, page 16

7.
MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties.   In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations. Your year-over-year comparison merely recites numerical data relating to net loss and not any other balance sheet item, such as interest income, selling expenses or costs of goods sold.  In revising your discussion in this section, please refer to Item 303 of Regulation S-K and Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec. gov/rules/interp/33-8350.htm.

ANSWER:	We will revise the Management’s Discussion and Analysis statements in Form 8-K as attached on Exhibit #2 herein.

Management, page 19

Involvement in Certain Legal Proceedings, page 20

8.
Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past ten years. In addition, please remove the qualifier "to the best of our knowledge".

ANSWER:
We will revise the statement contained in the Form 8-K filed on June 7, 2010 and we will also revise the same in the Form 10-KT filed on October 7, 2010, to make the disclosure that we have no legal proceedings against our sole director and officer during the past ten years and delete the qualifier "to the best of our knowledge".

Certain Relationships and Related Transactions, page 23

9.
Please provide all of the information required by Item 404 of Regulation S-K with respect to each related party transaction. For example, and without limitation, please identify the related party in respect of each of the related party transactions.

ANSWER:	We will identify the related party and revise the related party transaction section in the Form 10-KT and Form 8-K as follows:

“During 2004, the Company issued a one-year 8% Convertible Debenture (“Debenture”) in the principal amount of $87,000, to Scott Silverman, our former president and chairman, as well as our former director and shareholder in settlement of the note payable to such related party, which was issued for the sole purpose of funding ongoing operations. The note was extended until December 31, 2006. The principal and accrued interest of the Debenture is convertible upon issuance into shares of common stock, par value $0.001 per share, at a conversion price of $0.25 per share. During the years ended December 31, 2006 and 2005 and the period January 8, 2003 (Inception) to December 31, 2006 the Company recorded financing fees for the beneficial conversion of $0, $70,795, and $85,000, respectively. In March 2007 Scott Silverman extended the maturity date to March 31, 2007. In May 2007 Scott Silverman agreed to convert the principal of $87,000 and accrued interest of $17,337 into common stock at a discount of 20% from the current market value of $2.00 on date of conversion. The Company issued a total of 45,859 shares of common stock valued at $130,422 ($2.843 per share). The Company recorded a loss on conversion of notes payable of $26,085.

On December 27, 2005, the Company borrowed $15,000 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due twelve months from the date of issuance and bears interest at a rate of 10%. In December 2006 the term of the note was extended to February 28, 2007. In March 2007, the loan was further extended until March 31, 2007. In May 2007 Mark Silverman agreed to convert the principal of $15,000 and accrued interest of $2,026 into common stock at a discount of 20% from the current market value of $2.00 on date of conversion. The Company issued a total of 7,483 shares of common stock valued at $21,283 ($2.844 per share). The Company recorded a loss on conversion of notes payable of $4,257.

On December 28, 2005, Scott Silverman, our former president and chairman, as well as our former director and shareholder, loaned the Company $40,000 at a rate of 10% per annum. The principle and interest were due on December 31, 2006 and was unsecured. On September 1, 2006 Scott Silverman converted $40,000 of principal and $2,751 of accrued interest into 12,025 shares of common stock. The Company recorded interest expense of $35,763 associated with the beneficial conversion of the accrued interest.

In March 2006, Mark Silverman, the father of our former president Scott Silverman and our former shareholder, repaid an existing unsecured note of the Company in the amount of $20,000 and $500 of accrued interest. The related party entered into a new unsecured note agreement in the amount of $20,500 bearing interest at a rate of 15% per annum and is due December 31, 2006. In December 2006 the term of the note was extended to February 28, 2007. In March 2007, the loan was further extended until March 31, 2007.  In May 2007 Mark Silverman agreed to convert the principal of $20,500 and accrued interest of $3,631 into common stock at a discount of 20% from the current market value of $2.844 on date of conversion. The Company issued a total of 10,606 shares of common stock valued at $30,164 ($2.844 per share). The Company recorded a loss on conversion of notes payable of $6,033.

In April 2006 the Company borrowed $50,000 from Amy Silverman, the sister of our former president Scott Silverman. The note is unsecured and is due December 31, 2006 and bears interest at a rate of 15%. The Company issued the note holder 1,758 shares of common stock. The fair market value on the date of issuance based on recent cash offering price was $50,000. The value is being amortized over the term of the note. In December 2006 the term of the loan was extended to February 28, 2007. In March 2007, the loan was further extended until March 31, 2007. At December 31, 2006 the Company recorded amortization of $50,000.  In May 2007 Amy Silverman agreed to convert the principal of $50,000 and accrued interest of $8,260 into common stock at a discount of 20% from the current market value of $2.844 on date of conversion. The Company issued a total of 25,607 shares of common stock valued at $72,825 ($2.844 per share). The Company recorded a loss on conversion of notes payable of $14,565.

During the year ended December 31, 2006, Scott Silverman, our former president and chairman, as well as our former director and shareholder, loaned the Company an additional $37,250. The balance accrued interest at a rate of 10% per annum, is unsecured, and is due on December 31, 2006. In January 2007 Scott Silverman extended the maturity date to March 31, 2007. In May 2007 Scott Silverman agreed to convert the principal of $37,250 and accrued interest of $3,746 into common stock at a discount of 20% from the current market value of $2.844 on date of conversion. The Company issued a total of 18,020 shares of common stock valued at $51,245 ($2.844 per share). The Company recorded a loss on conversion of notes payable of $10,249.

During 2006, the Company borrowed $73,700 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due six months from the dates of issuance and bear interest at a rate of 15%. In December 2006 the term of the note was extended to February 28, 2007. In March 2007, the loan was further extended until March 31, 2007. During the three months ended March 31, 2007 the Company borrowed an additional $42,000 from Mark Silverman, note is unsecured and is due March 31, 2007 and bear interest at a rate of 15%. In April 2007, the Company borrowed $15,000 from Mark Silverman. The note is unsecured and is due June 30, 2007 and bears interest at a rate of 15%. In May 2007 Mark Silverman agreed to convert the principal of $130,700 and accrued interest of $8,616 into common stock at a discount of 20% from the current market value of $2.844 on date of conversion. The Company issued a total of 61,786 shares of common stock valued at $176,666 ($2.844 per share). The Company recorded a loss on conversion of notes payable of $35,145.

On May 18, 2007, the Company borrowed $6,000 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due July 31, 2007 and bears interest at a rate of 15%. In November 2007, the term of loan was extended to November 30, 2007. In March 2008, the term of the loan was extended to June 30, 2008. In July 2008, the term of the loan was extended to September   30, 2008. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31 2009 and, 2008 the Company recorded accrued interest of $ 2,360 and $1,460, respectively.

On June 5, 2007 the Company borrowed $6,500 from Scott Silverman, our former president and chairman, as well as our former director and shareholder. The note is unsecured and is due July 31, 2007 and bears interest at a rate of 17%. In November 2007, the term of loan was extended to November 30, 2007. In March 2008, the term of the loan was extended to June 30, 2008.  In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008.   In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and 2008 the Company recorded accrued interest of $2,743 and $1,738, respectively.

During the three months ended September 30, 2007 the Company borrowed a total of $7,700 from Scott Silverman, our former president and chairman, as well as our former director and shareholder. The notes are unsecured and are due October 30, 2007 and bears interest at a rate of 15%. In November 2007, the term of loan was extended to November 30, 2007.  In March 2008, the term of the loan was extended to June 30, 2008. In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010. As of December 31 2009 and 2008 the Company recorded accrued interest of $2,806 and $1,652, respectively.

In October 2007 the Company borrowed $2,000 from Scott Silverman, our former president and chairman, as well as our former director and shareholder. The note is unsecured and is due November 15, 2007 and bears interest at a rate of 15%. In November 2007, the term of loan was extended to November 30, 2007.  In March 2008, the term of the loan was extended to June 30, 2008.  In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008. In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and 2008 the Company recorded accrued interest of $662 and $362, respectively.

On December 31, 2007 the Company borrowed $3,000 from Scott Silverman, our former president and chairman, as well as our former director and shareholder. The note is unsecured and is due March 31, 2008 and bears interest at a rate of 25%. In March 2008, the term of the loan was extended to June 30, 2008.  In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008. In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and 2008 the Company recorded accrued interest of $1,502 and $752, respectively.

On February 1, 2008, the Company borrowed $2,500 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due June 30, 2008 and bears interest at a rate of 10%. In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008. In December 2008, the note was extended until June 30, 2009. In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $479 and $229, respectively.

On February 23, 2008, the Company borrowed $500 from Alicanto Group, LLC, a company controlled by Scott Silverman, our former president and chairman, as well as our former director and shareholder. The note is unsecured and is due June 30, 2008 and bears interest at a rate of 15%. In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and 2008 the Company recorded accrued interest of $139 and $64, respectively.

On March 10, 2008, the Company borrowed $2,100 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due June 30, 2008 and bears interest at a rate of 15%. In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and 2008 the Company recorded accrued interest of $570 and $255, respectively.

On April 1, 2008 the Company borrowed $500 from Scott Silverman, our former president and chairman, as well as our former director and shareholder. The note is unsecured and is due June 30, 2008 and bears interest at a rate of 15%. In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008. In December 2008, the note was extended until June 30, 2009. In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and 2008 the Company recorded accrued interest of $131 and $56, respectively.

On April 18, 2008 the Company borrowed $2,500 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due June 30, 2008 and bears interest at a rate of 15%. In July 2008, the term of the loan was extended to September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008. In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $639 and $264 respectively.

On May 21, 2008 the Company borrowed $500 from Scott Silverman, our former president and chairman, as well as our former director and shareholder. The note is unsecured and is due August 30, 2008 and bears interest at a rate of 15%. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $123 and $48, respectively.

On June 1, 2008 the Company borrowed $4,000 from Mark Silverman, the father of our former president Scott Silverman and our former shareholder. The note is unsecured and is due September 30, 2008 and bears interest at a rate of 15%. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $950 and $350, respectively.

On July 1, 2008 Mark Silverman, the father of our former president Scott Silverman, loaned $2,695 to the Company and our former shareholder. The note is unsecured, earns an interest rate of 15% and matures on September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $607 and $203.

On August 8, 2008 Mark Silverman, the father of our former president Scott Silverman and our former shareholder, loaned $5,000 to the Company. The note is unsecured, carries an interest rate of 15%, and matures on September 30, 2008. In October 2008, the term of the loan was extended to December 31, 2008. In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 and December 31, 2008 the Company recorded accrued interest of $1,048 and $298, respectively.

On October 15, 2008, Alicanto Group, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned $2,500 to the Company. The loan is unsecured, carries an interest rate of 15%, and matures on December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $455 and $80, respectively.

On October 19, 2008, Thornhill Consulting, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned $5,000 to the Company. The loan is unsecured, carries an interest rate of 15%, and matures on December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and December 31, 2008 the Company recorded accrued interest of $900 and $150, respectively.

On November 11, 2008, Thornhill Consulting, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned $1,000 to the Company. The loan is unsecured, carries an interest rate of 15%, and matures on December 31, 2008.  In December 2008, the note was extended until June 30, 2009.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 and 2008 the Company recorded accrued interest of $166 and $16, respectively.

On January 1, 2009, Alicanto Group, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, owed of $550 to a loan to the Company. The loan is unsecured, carries an interest rate of 15%, and matures on June 30, 2009.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $137.

On January 23, 2009, Thornhill Consulting, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $1,000.  The note is unsecured and is due on June 30, 2009, and bears interest at a rate of 20%.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $187.

On February 20, 2009, Thornhill Consulting, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $350.  The note is unsecured and is due on June 30, 2009, and bears interest at a rate of 20%.  In July 2009, the note was extended until December 31, 2009.  In January 2010, the note was extended until June 30, 2010.  As of December 31, 2009 the Company recorded accrued interest of $60.

On March 6, 2009, Thornhill Consulting, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $1,000. The note is unsecured and is due on June 30, 2009, and bears interest at a rate of 20%. In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $164.

On April 1, 2009, Mark Silverman, the father of our former president Scott Silverman and our former shareholder, loaned the company $3,500. The note is unsecured and is due on June 30, 2009, and bears interest at a rate of 15%.  In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $527.

On April 1 2009, Thornhill Consulting, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $3,500. The note is unsecured and is due on June 30, 2009, and bears interest at a rate of 15%. In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $396.

On May 13, 2009, Alicanto Group, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $2,500. The note is unsecured and is due on June 30, 2009, and bears interest at a rate of 20%. In July 2009, the note was extended until December 31, 2009. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $377.

On August 4, 2009, Alicanto Group, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $3,700. The note is unsecured and is due on December 31, 2009 and bears interest at a rate of 20%. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $302.

On October 13, 2009, Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $275. The note is unsecured and is due on December 31, 2009 and bears interest at a rate of 20%. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $14.

On November 13, 2009, Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the company $3,000. The note is unsecured and is due on December 31, 2009 and bears interest at a rate of 20%. In January 2010, the note was extended until June 30, 2010. As of December 31, 2009 the Company recorded accrued interest of $151.

On February 11, 2010, Alicanto Group, LLC, a company controlled by Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the Company $700.00.  The note is unsecured and is due on June 30, 2010 and bears interest at a rate of 20%

On February 26, 2010, Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the Company $250.00. The note is unsecured and is due on June 30, 2010 and bears interest at a rate of 20%

On March 17, 2010, Scott Silverman, our former President and Chairman, as well as our former director and shareholder, loaned the Company $950.00. The note is unsecured and is due on June 30, 2010 and bears interest at a rate of 20%.”

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rebornne (USA) Inc.

/s/ Dairy Global
President and CEO

EXHIBIT 1

   Rebornne (GuangZhou) Dairy Company Limited
Regional Distributor Agreement

Contract Number：______________________
Name of Distributor：__ ______
Distribute Region：________Province_______City_______County

Date：     Year    Month    Day

（Total    pages）

Parties
Party A：Rebornne (GuangZhou) Dairy Company  （hereinafter referred to as Party A）
Party B：                                                                  （hereinafter referred to as Party B）
In order to clarify the rights and obligations of both parties to ensure the benefits of both parties, this agreement contract is prepared through friendly consultation between both parties. According to the agreement, Party B will become Party A’s 2011 Rebornne Product series regional distributors and comply with all conditions below.

1)	Product Variety and Price
i.
Party A provides products that could be sold according to price announced to Party B. During the contract period, Party A shall have the right to adjust the product selling price according to the market changes. Party A shall give 30 days’ written notice (including fax) to Party B regarding the adjustment of cost. The notice with Party A commercial seal stamped should include latest price quotation, and quotations stated period. After the quotations stated period, product price should back to as before (except the new price adjustment occurs).

ii.	Party A set the product price in accordance with market conditions. Party B must strictly implement the relevant provisions on product price, raising or decreasing product selling price is prohibited.

2)	Regional Distribution Right
Party A authorized Party B as _______________ products _____ channel/s exclusive distributor (not including magazines and Web directory e-commerce). Sales region: ___________ Province _________City __________ County, Party B shall only sell Party A’s products within the distribution area and channel/s that agreed by both parties.

3)	The Term of the Agreement
i.	The agreement is valid from the effective date of the contract till _______ year ______ month _____ day, a period of one year.
ii.
After the expiration of this agreement, if both parties agreed to continue the cooperation, Party B could renew the agreement contract 30 days before the expiry date. Party B has a priority right to renew the contract under the same conditions.

4)	The Sales Target
i.
After a full market investigation, the sales target from ____ year ____ month ____ day till ____ year ____ month ____ day for Party B is RMB              . Initial order amount is RMB           . The sales amount is calculated based on the product purchased by Party B within the contract period. Party B should go through a full market investigation 10 days before the effective date of the contract and then provide an annual sales plan in writing to Party A. If Party B provided a defective forecast or no annual plan, Party A can force the development of annual plans.

ii.	Party B should make the purchase payment within 3 days from the contract effective date; otherwise Party A has the right to cancel the contract.
iii.
Party B must follow the market operation process with Party A since the first arrival of good to Party B warehouse. If Party B cannot achieve the target or accumulated three months of unfinished tasks, then Party A has the right to terminate the contract.

iv.
Party Bas the entry into force of this agreement, by virtue of subsection hoard good in advance to play the way to complete the agreed purchase quantity and hence lead the result of slow sales. If evaluation showed that there is amount of no return for two months in a row, or a quarter of the purchase agreement cannot be completed 50% of the amount in that case, Party B then has the right to cancel the distribution qualifications.

v.
Party B needs to make the payment in time when agreement comes into effect. If Party B who caused out of stock products, such as deliberately delaying on making payment, resulting Party A’s out of stock products in the market for more than three days, Party A may revoke Party B distributor qualifications.

vi.	Party B should cooperate with Party A to build distribution network to promote high market network distribution and establish a perfect distribution system.

5)	Planning and Ordering Goods
i.
To ensure the rational organization of production and logistics supply products to meet market demand, Party A should complete “Order Application” form 45 days ahead when making order each time. The form requires information including specific product name, size specifications, quantity, unit price and the amount of each fill out. After finishing fill in the form, Party B needs to deliver or fax the original form to Party A office with its signature and commercial seal stamped. At the same time, Party B should make the advance payment 30% of the amount in “Order Application”. If Party A cannot reach Party B requirements on delivery date, Party B will make compensation up to thirty thousand goods price per order.

ii.	Party A supplies goods is according to Party B final order. It is Party B own responsibility with liabilities and losses result from “Order Application”, it’s nothing to do with Party A.

6)	The Settlement with the Carrier Mode
the settlement payment is implementation of advance payment and delivery. That is, Party B makes advance payment through bank transfer or cash, and Party A will delivery stocks after verifying payment.

i.	Rail Transport: Party B as consignee, commissioned Party A to consign the shipment, the goods are transported to the station or the railway following routines:
Delivery Location: City Station；
Receiving People: ___________ ；Mobile：__________________。
ii.	Motor Transport: Party B as consignee, commissioned Party A to consign the shipment, Party B should specify the goods transported to the following locations:
Place of Delivery: ；
Receiving People:___________ ；Mobile：__________________。
iii.	Other Transport Options: _____________
iv.
Both parties agree that, Party A bears the freight and insurance of shipment till reach the warehouse that specified by Party B. Bear the cost of risk is not associated with the goods. Party B should bear the costs incur due to the reason that no representative attend to pick up goods.

v.
Party B should notify Party A through phone call and present a written document within one working day if goods stolen or damaged during transport. After both parties A and B confirm, and then will hold the responsibility of the parties.

vi.
Party B should provide a written notice on the following day to Party A if had not received goods within 10 days after Party A shipping out the goods. If Party B fails to inform Party A in time, Party A will take no responsibilities for the goods.

7)	Authority to Change Place of Receipt and Receiving Unit
i.
Party B’s delivery address and managers should respect to information in Article V. if Party B decided to change delivery address, he/she must fill out the “Authorization to Change Receiving Unit (Address) Letter”, stated the new shipping address, managers and their new contact information and the official seal and signature of people in charge. It will be processed after verify by Party A. as a result of above matter is not promptly notify Party A causing the goods are not normally reach, Party B has its own responsible for all losses.

ii.
If Party B decided to change the receiving unit, in addition to the receiving party at the address specified in the new managers “Authorization to Change Receiving Unit (Address) Letter” present official seal and signature of people in charge, but also need to present stamp of new receiving unit/people in charge official seal and signature and verify by Party A later.

iii.	All original copy of “Authorization to Change Receiving Unit (Address) Letter” need to be sent to Party A office that specified.
iv.	Any shipping address changes or consignees should be limited to this Party B distribution agreement contract and does not affect Party B in accordance with the payment obligations assumed by contract.
v.	Party A may request an increase of the full amount of compensation from Party B if additional transportation costs caused by shipping address or unit change.
vi.
The impact of shipping address/unit changes to original logistics, implementation plans and the deployment of transportation of goods might occur unforeseen delays or difficulties, therefore both parties should make joint efforts to reduce or overcome the resulting impact.

8)	Product Quality and Inspection Methods

i.	Party A must ensure the product quality in line with national health standards and the enterprise quality standards in product shelf-life period responsible for the quality of their products.
ii.	Party B should follow the inspection of goods quality standards provided by Party A

a)  Railway Transportation: If quantity did not match or damage found, Party B should contact the railway sector in the field immediately to show the shipment record or general cargo records that indicating all items and receive goods items. The “Freight Accident Seal” must stamp at the same time and both consignees and delivery must sign to confirm the record. The records need to be sent to Party A logistics department without any delay. Party B must present the records include Railway tickets within a week time to Party A Logistics Department. Party A will arrange replenishment under the full range of information.

b)  Motor Transport: Deliver the goods to the consignment carriers address, receipt and acceptance by Party B. The logistics companies will count the quantity of items with Party B before sign off the consignment note. If the consignment does not match with the situation or damage found, Party B must indicate the actual items and quantity of goods received, indicating the shortage of reasons, the reason for the return and signed by both Party B and Logistics Company. The record/receipt should return to Party A without any delay. Party A Logistics Department will arrange replenishment according to the content of consignment receipt.

c)  Party B do not need Party A to arrange transport. Party B will pick up goods from Party A warehouse and deliver itself. Therefore Party B has its own responsibility to take care of goods after loading goods onto logistics company transport that arrange by it.

d) Party A has nothing to do with the loss borne by Party B such as inspection oversight, delay to apply goods return procedure, no communication with our logistics department in time.
iii.
During Party B distribution period, if there are quality issues of products occurred within product shelf life, Party A has responsibility to compensate the loss, i.e. provide number of actual loss of product exchange.

iv.	Any damage or quality issues occur due to product storage, handling, transportation during sales period, Party B should bear the responsibility, nothing to do with Party A.

9)	Product Ownership

1、	Rail Transport: the product ownership will transfer from Party A to Party B after Party B receiving goods from the railway sector or delivery date show on bill of lading expiry.
2、	Motor Transport: the product ownership will transfer from Party A to Party B after Party B sign the waybill.
3、	Party B Pick up Goods at Warehouse: the product ownership will transfer from Party A to Party B after goods load onto Party B logistics company transport.
After product ownership transfer to Party B, the losses incurred by Party B, Party A no longer bear the responsibility.

10)	Marketing Support and Management
i.	Party A is responsible for the unified planning of marketing activities, Party B must cooperate the implementation requirements.
ii.	Activities organized by Party B in related region or city need pre-approval by Party A through “Promotion Application Form” and signed authorization.
iii.
Local implementation of all sales and marketing policies must be approved in writing by Party A. Do not take any oral promise as Party A company act. Any damage caused by implementation of sales based on written document signed by non-Party A authorization, Party A should not be liable.

iv.
Party B have to provide verification information on promotional activities that specified by Party A after the end of the market activities. Party A should comply verification inspection within 7 days, and the Party A Ministry of Finance Headquarters will directly allocate the activity costs to Party B balance. The balance will offset in the next order that Party B place. Party A will not approve activity expenses if Party A did not provide verification information. If the specified information that Party A required is not provided, Party A could give the write-off or not to support related sales promotion.

v.
The amount of the activity costs should not exceed a unified marketing policies in accordance with Party A actual expenditures or the reasonable amount of actual expenditures reported by Party B. Party A should have the right to verify the information and look into inconsistent with the actual situation, then suspend the return until verified with Party B. If Party B refused to co-verification, it could take as a waiver of verification activities.

vi.
If Party B stranded Party A’s promotional resources, Party A is entitled to deduct the purchase price or rebate promotion party withholding costs. If Party B violates promotions management requirements, Party A will terminate the implementation of promotional activities and refuse to pay promotional costs, a punishment from Party A according to market regulations.

vii.
For market sound development, protect both parties’ benefits, Party A will check sales accounting and inventory reports with Party B on 5th of each month and obtain signature from representative of both parties as record. If Party B do not cooperate this work, resulting in the backlog of goods, such as the consequences of poor sales and the expiration, Party A will not bear any responsibility.。

viii.	Party A work hard to maintain the market order and protect benefits for Party B; and hence Party B should assist Party A to control the product market circulation area:
➢
The impact of damage caused by other distributors that not belong to Party B selling region, Party A will take responsibility to execute sanctions to related distributor in accordance to market regulations;

➢	If Party B or Party B breaches customer cross-regional sales, Party A will also take responsibility to execute sanctions according to market regulations.

11)	Distributor Management
i.
Party B must sign the “ Rebornne Distributor Agreement” with all dealers within the region. Party B should be responsible for economic ties with dealers; any dispute between Party B and dealers should handle by Party B itself and cannot become exemption of the contractual obligations or liability reasons.

ii.
Party B and dealers must present a written agreement with dealers agreed rights and obligations in related to any product marketing or promotional activities or benefits advanced such as prepay and the return of products involved. Disputes result from promotional activities includes marketing products or benefits advanced are nothing to do with Party A.

12)	Contract Rebates
i.
The annual sales mission to implement the annual assessment, the task completion rate of 80% to 100% (including 80%, 100%) can enjoy the 1% total sales reward; task completion rate of 100% or more can enjoy the 2% total sales reward; over-reach tasks completion rate of 20% can enjoy the 3% total sales reward; over-reach tasks completion rate of 50% can enjoy the 5% total sales reward. Reward will be announced within 30 days after year end.

ii.
Promotional activities in the implementation of the cash advanced by the dealer, after confirmation by company, could transfer into the customer’s advance payment and included in the year’s actual sales.

iii.	The form of rebates is goods.

13)	Cross-Region Selling
Party B guarantees that will sell Party A products at the appointed region, will not cross-region. Any violation will be punished according to the following terms:
i.	If Party B was found in cross-region selling, its cross-selling forfeited classified area and the cross-region sales will exclude in rebates.
ii.
When Party B is confirmed to have cross-region sales, each carton should deduct RMB1000; if second time was found to cross-region sales, Party A has the rights to terminate the contract and each carton should deduct RMB2000; punishment above will be executed when identified by marketing staff.

iii.	Cross-region quantity defined: 100 for the sector, more than 100 considered as a whole order, less than 100 are subject to actual verification.
iv.	Regional distributor for malicious trouble will cancel the year-end rebates; deduct the deposit, until the abolition of the regional distribution of qualifications.

14)	Agreement Changes and Termination
1、	In compliance with national laws, regulations or both parties in the case of consensus, changes or termination of agreement is allowed (excluding breaches).
2、	Since the date of termination of this Agreement within 15 days, both parties should carry out financial settlement.

15)	Dispute Resolution Methods
i.	In the course of implementation of this agreement, such dispute shall be amicably settled through negotiation. If negotiation fails, should seek for jurisdiction at the Agreement signing region.
ii.	This Agreement is signed in ShenZhen City, Guangdong Province.

16)	Others
i.	Matters that are not covered in this agreement could be negotiated in writing and treat as a supplementary agreement to this Agreement, and the supplementary agreement has the same legal effect.
ii.
Due to force majeure happened on either party and can not perform the agreement, a written document need to be provided within 30 days after the end of force majeure and also a valid certificate issued by local authorities.

iii.	This Agreement (including attachments) is effective from the date of Party A signed and sealed.
iv.	This Agreement has three copies, Party A keeps two copies, Party B keeps one copy, have the same legal effect.
Other conditions:

Party A: Rebornne (GuangZhoug) Dairy Company Limited	Party B:
Address: Industrial Park, Zengjiang, Zengcheng, Guangzhou,	Address: Guangdong, China
Phone: 020-82716623	Phone:
Fax: 020-82743678/0755-82211369	Fax:
Postcode: 511300	Postcode:
Bank: Bank of China, ZengCheng Branch	Bank:
Account: 865056985608091001	Account:
Tax Code:	Tax Code:
Commercial Seal:	Commercial Seal:
Agent Signature:	Agent Signature:
Manager Signature:	Manager Signature:
Date:	Date:

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition for the fiscal years ended March 31, 2010 and 2009, should be read in conjunction with the Selected Consolidated Financial Data, our financial statements, and the notes to those financial statements that are included elsewhere in this 8-K. References in this section to “we,” “us,” “our,” or the “Company” are to the consolidated business of Rebornne New Zealand Limited, Rebornne (Guangzhou) Dairy Company and Rebornne (Shenzhen) Dairy Company.

Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this 8-K. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

COMPANY OVERVIEW

Rebornne NZ was incorporated in Auckland, New Zealand in 2001 by its sole shareholder and owner Dairy Global.  Rebornne NZ is a growing dairy product company in New Zealand with subsidiaries in the People’s Republic of China (PRC). We produce, market, and sell our products under the “Rebornne” brand name. We focus on selling New Zealand produced colostrums and infant formula products in China, which included both premium and a more affordable series, targeted towards the general masses. In order to sell our products, we have established an extensive sales and distribution network nationwide, covering a total of 9,000 (increasing) sale locations throughout China.

RESULTS OF OPERATIONS

Results of Operations for the Year ended March 31, 2010 compared to Year ended March 31, 2009

The following tables set forth key components of our results of operations for the period indicated, in US dollars, and key components of our revenue for the period indicated, in US dollars. The discussion following the table is based on the audited results. Percentage of difference is calculated for better comparison.

For the Year Ended	3/31/2010		3/31/2009		Difference
	USD	%	USD	%	%
Revenues
Sales	4,738,528	100.0	5,425,617	100.0	(12.7)
Cost of Goods Sold	2,329,061	49.2	2,244,248	41.4	3.8
Gross profit	2,409,467	50.8	3,181,369	58.6	(24.3)
Operating Expenses
Selling Expenses	919,564	19.4	321,329	5.9	186.2
General & Administrative Expenses	1,084,189	22.9	1,007,694	18.6	7.6
Total Operating Expenses	2,003,753	42.3	1,329,023	24.5	50.8
Operating Income	405,714	8.6	1,852,346	34.1	(78.1)
Other Income (Expenses)
Other Income	854	0.02	4,304	0.08	(80.2)
Other Expenses	(226)	(0.004)	-	-	-
Interest Income	-	-	4	0	-
Interest Expense	(1,834)	(0.04)	(1,308)	(0.02)	(40.2)
Total Other Income/ (Expenses)	(1,206)	(0.03)	3,000	0.06	(140.2)
Earnings before Tax	404,508	8.5	1,855,346	34.1	(78.2)
Income Tax	(69,935)	(1.5)	(221,218)	(4.1)	(68.4)
Net Income	334,573	7.1	1,634,128	30.1	(79.5)

Sales/Revenue:

Sales decreased by $687,089 or 12.7% from $5,425,617 for the fiscal year ended March 31, 2009 to $4,738,528 for the fiscal year ended March 31, 2010.

Net Revenue:

Net revenue for the year ended March 31, 2010 decreased by $687,089 or 12.7% from $5,425,617 for the year ended March 31, 2010 to $4,738,528. Our overall net revenue decreased because we are facing new regulations scheduled by PRC after the melamine incident. The melamine incident brought a big impact in year 2009. Infants and infant formula products manufacturers/importers suffered the disaster of melamine incident. Our factory in Guangzhou China stopped manufacture products until our products were confirmed as ‘safe product’. Since the melamine incident alert PRC China the importance of quality control of infant formula, dairy products. Therefore, new regulation of infant formula standards had set up to restrict the infant milk powder formulation. It took nearly a year for us, as manufacturer to achieve the requirement standards. At the meanwhile, not only domestic manufacturers affect by the regulation and also overseas importers. As we are also importing milk powder products to China market, our milk powder products in New Zealand also required manufacturing under new China standard formulation. The new formulation milk powder took us a long time to achieve. It involved the approval of New Zealand Food and Safety Association, China Food Safety department, China Custom, new labels adjustment on tinplates and etc. The long assignment caused our market in China quiet for a long while and hence brought a huge decrease of net revenue.

Cost of sales:

Our cost of sales increased by $84,813 or 3.8% from $2,244,248 for the year ended March 31, 2009 to $2,329,061 for the year ended March 31, 2010. The reason for cost of sales increased slightly is because the manufacture line in factory Guangzhou China started to run smoothly and increased number of imported goods in year ended 2010.

Gross profit:

Gross profit decreased by $771,902 or 24.3% from $3,181,369 for the year ended March 31, 2009 to $2,409,467 for the year ended March 31, 2010. The decrease of gross profit is in the line of the decrease in sales for the year ended 2010.

Operating Expenses:

Operating expenses included outbound freight, wages of sales force, entertainment, advertising, executive compensation, travel rental and etc. The total operating expenses increased by $674730 or 50.8% from $1,329,023 for the year ended March 31, 2009 to $2,003,753 for the year ended March 31, 2010. The increase of the total operating expenses is because the business is growing and we are planning to list our company in USA market in coming future.

Operating Income:

The operating income was $405,714 for the year ended March 31, 2010 compared to $1,852,346 for year ended March 31, 2009, there is decrease of $1,446,632 or 78.1%. The reason for the decrease is in line of increase in total operating expenses as mentioned above. The operating income also affected by the decrease of net revenues.

Net Income:

The net income was $1,634,128 for the year ended March 31, 2009 compared to $334,573 for the year ended March 31, 2010, a decrease of $1,299,555 or 79.5%. The net income decrease is because we have been spending a lot invests in our project including listing company and advertisements.

Liquidity and Capital Resources

The following table sets forth the summary of our cash flows stated in US Dollar for the year ended March 31, 2010 and March 31, 2009.

	3/31/2010	3/31/2009
Cash Flows from Operating Activities	1,952,155	1,121,225
Cash Flows from Investing Activities	(338,391)	(1,499,010)
Cash Flows from Financing Activities	(1,220,075)	-
Net Increase/(Decrease) in Cash & Cash Equivalents for the Year	178,559	(377,785)
Effect of other Comprehensive Income	(11,908)	(42,990)
Cash & Cash Equivalents at Beginning of Year	3,664	424,439
Cash & Cash Equivalents at End of Year	385,445	3,664

As March 31, 2010 our balance of cash and cash equivalents was $385,445. As of March 31, 2009 our balance of cash and cash equivalents was $3,664.

The primary uses of cash have been for selling and marketing expenses, employee compensation, research and development expenses and working capital. All funds received have been expended in the furtherance of growing business, establishing brand portfolios, and used for the repayment of loans payable and acquisition payables.

The Company currently generates its cash flow through operations which it believes will be sufficient to sustain current level operations for at least the next 12 months.

[The following part of the MD & A remains unchanged.]